Exhibit 99.1

Date:	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: PolyMet Mining Corp.

Dear Sirs:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 7, 2020
Record Date for Voting (if applicable) :	May 7, 2020
Beneficial Ownership Determination Date :	May 7, 2020
Meeting Date :	June 24, 2020
Meeting Location (if available) :	Toronto, Ontario
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	731916102	CA7319161021
We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Sincerely,

Computershare
Agent for PolyMet Mining Corp.